SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                        (Amendment No. ____________)(1)

                                    TSR Inc.

                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    872885108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                November 2, 2005

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)


----------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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NAME OF REPORTING PERSONS: Daniel Zeff
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)  0
                                (b)
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
--------------------------------------------------------------------------------
    NUMBER OF       SOLE VOTING POWER                             228,627
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------
                    SHARED VOTING POWER                                 0

--------------------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER                        228,627

--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                            0

--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      228,627

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CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   5.00%

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TYPE OF REPORTING PERSON*                                              IN

--------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a).   Name of Issuer:

                      TSR Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             400 OSER AVE
             HAUPPAUGE NY 11788

Item 2(a).   Name of Person Filing:

                      Daniel Zeff
                      (the "Reporting Person")

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                      The principal business address of the Reporting
Person is:

                      c/o Zeff Holding Company, LLC
                      50 California Street, Suite 1500
                      San Francisco, CA 94111


Item 2(c).   Citizenship:

                      Mr. Zeff is a United States citizen.

Item 2(d).   Title of Class of Securities:

                      Common Stock, par value $.01

Item 2(e).   CUSIP Number:

                      872885108

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Item 3.      If this statement is filed pursuant to Rule 13d-1(b), or
             13d-2(b) or (c), check whether the
             person filing is a:                Not Applicable

                 (a)       [ ] Broker or dealer registered under
                               Section 15 of the Exchange Act;

                 (b)       [ ] Bank as defined in Section 3(a)(6) of
                               the Exchange Act;

                 (c)       [ ] Insurance Company as defined in Section
                               3(a)(19) of the Exchange Act;

                 (d)       [ ] Investment Company registered under
                               Section 8 of the Investment Company Exchange
                               Act;

                 (e)       [ ] Investment Adviser in accordance with
                               Rule 13d-1(b)(1)(ii)(E);

                 (f)       [ ] Employee Benefit Plan or Endowment Fund
                               in accordance with Rule 13d-1(b)(1)(ii)(F);

                 (g)       [ ] Parent Holding Company or Control Person
                               in accordance with Rule 13d-1(b)(1)(ii)(G);

                 (h)       [ ] Saving Association as defined in Section
                               3(b) of The Federal Deposit Insurance Act;

                 (i)       [ ] Church Plan that is excluded from the
                               definition of an Investment Company under
                               Section 3(c)(14) of the Investment Company
                               Act;

                 (j)       [ ] Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

             A.  Daniel Zeff

             (a)  Amount beneficially owned:                             228,627
             (b)  Percent of Class:                                        5.00%
             (c)   Number of shares as to which such person has:

                 (i)  Sole power to vote or direct the vote:             228,627
                 (ii) Shared power to vote or to direct the vote:              0
                 (iii)Sole power to dispose or direct the disposition of:
                                                                         228,627
                 (iv) Shared power to dispose or to direct the disposition of:
                                                                               0


                      As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Daniel Zeff beneficially owns 228,627 shares of the Issuer's Common Stock, par value $.01 ("Common Stock"),

                                      -4-
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                      representing 5.00% of the Common Stock. Mr. Zeff does
                      not directly own any shares of Common Stock, but he indirectly owns 228,627 shares of Common Stock in his capacity as the sole manager and member of Zeff Holding Company, LLC a Delaware limited liability company ("ZHC") which in turn serves as the general partner for Zeff Capital Partners I, L.P. ("ZCP"), a Delaware Limited Partnership. Mr. Zeff also provides discretionary investment management services to Zeff Capital Offshore Fund ("ZCF"), a class of shares of Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands.

Item 5.      Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                      Each of ZCP and ZCF have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not Applicable

Item 8.      Identification and Classification of Members of the Group.

                      Not Applicable

Item 9.      Notice of Dissolution of Group.

                      Not Applicable


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Item 10.     Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2005

                                                              /s/Daniel Zeff
                                                              --------------
                                                              Daniel Zeff





     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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